================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE TO/A
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                -----------------

                              NEUBERGER BERMAN INC.
                       (Name of Subject Company (Issuer))

                              NEUBERGER BERMAN INC.
                          LEHMAN BROTHERS HOLDINGS INC.
                       (Names of Filing Persons (Issuer))

           Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior)
                         (Title of Class of Securities)

                                   641234 AA7
                                   641234 AC3
                      (CUSIP Number of Class of Securities)

     Kevin Handwerker, Esq.                       Jeffrey A. Welikson, Esq.
Senior Vice President, Secretary                  Vice President/Secretary
      and General Counsel                        Lehman Brothers Holdings Inc.
      Neuberger Berman Inc.                       399 Park Avenue, 11th Floor
        605 Third Avenue                            New York, New York 10022
    New York, New York 10158                             (212) 526-7000
         (212) 476-9000

                 (Name, address, and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)

                                 with a copy to:
                             Andrew R. Keller, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                                -----------------

                            CALCULATION OF FILING FEE

    Transaction Valuation*: $146,542,801.90     Amount of Filing Fee**: $11,856

-------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior), as described herein, is $881.54 per $1,000 principal amount at maturity outstanding. As of November 14, 2003, there was approximately $166,235,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $146,542,801.90.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $11,856                    Filing Party: Neuberger Berman Inc.
                                                                     Lehman Brothers Holdings Inc.
    Form or Registration No.:  Schedule TO-I           Date Filed:  November 17, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

    |_| third-party tender offer subject to 14d-1.     |_| going-private transaction subject to Rule
                                                           13e-3.
    |X| issuer tender offer subject to Rule 13e-4.     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                             INTRODUCTORY STATEMENT

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 17, 2003, as amended (the "Schedule TO") relating to the right of the Holders of the Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior) originally issued by Neuberger Berman Inc. ("Old Neuberger") on May 4, 2001 (the "Securities") to cause Neuberger Berman Inc. (formerly known as Ruby Acquisition Company), a Delaware corporation ("New Neuberger") and a direct wholly owned subsidiary of Lehman Brothers Holdings Inc. ("Holdings"), to purchase, in whole or in part, their Securities upon the terms and subject to the conditions described in the Indenture that governs the Securities, the Securities, the revised Change in Control Notice, the related Amended Change in Control Purchase Notice, and the related offer materials filed as Exhibits to the Schedule TO. (The Amended Change in Control Notice, the related revised Change in Control Purchase Notice, and the related offer materials, as amended or supplemented from time to time, are collectively referred to as the "Put Option Materials"). Capitalized terms used herein without definition have the meanings assigned to them in the Put Option Materials.

         New Neuberger and Holdings have been advised by the trustee and tender agent, The Bank of New York, that, as of 9:00 a.m., New York City time, on Tuesday, December 16, 2003, Securities with an aggregate principal amount at maturity of $25,000 were validly tendered and not withdrawn and have been purchased by New Neuberger for an aggregate purchase price of $22,038.50. Accordingly, $166,210,000 principal amount at maturity of the Securities remain outstanding.

         This Amendment No. 2 to the Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

         The term "Liquid Yield Option" is a trademark of Merrill Lynch & Co., Inc.

Items 1 through 11.

         Not applicable.

Item 12.  Exhibits.

(a)(1)(A)* Change in Control Notice to Holders of Neuberger Berman Inc. Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior), dated November 17, 2003.
(a)(1)(B)*  Form of Change in Control Purchase Notice.
(a)(1)(C)*  Form of Notice of Withdrawal.
(a)(1)(D)*  Form W-9.
(a)(5)(A)*  Press Release, dated November 17, 2003, of Neuberger Berman Inc.
(a)(1)(E)*  Amended Change in Control Notice, dated December 2, 2003.
(a)(1)(F)*  Amended Form of Change in Control Purchase Notice.
(a)(1)(G)*  Amended Form of Notice of Withdrawal.
(b)         Not applicable.
(d)(1) Indenture, dated as of May 4, 2001, between Old Neuberger and the Trustee, relating to the Securities, incorporated by reference to
            Exhibit 4.3 to Old Neuberger's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2001, as filed with the Securities and Exchange Commission on May 15, 2001.
(d)(2) First Supplemental Indenture to the Indenture, dated as of May 2, 2002, between Old Neuberger and the Trustee, incorporated by reference to Exhibit 4.5 to Old Neuberger's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2002, as filed with the Securities and Exchange Commission on May 15, 2002.
(d)(3) Second Supplemental Indenture to the Indenture, dated as of November 1, 2002, between Old Neuberger and the Trustee, incorporated by reference to the exhibits filed with Old Neuberger's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 1, 2002.
(d)(4)      Third Supplemental Indenture to Indenture, dated as of October
            31, 2003, between Old Neuberger, New Neuberger, Holdings and the Trustee, incorporated by reference to Exhibit 4.1 to Old Neuberger's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 31, 2003.
(g)         Not applicable.
(h)         Not applicable.

         *  Previously filed.


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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       NEUBERGER BERMAN INC.


                                       By:      /s/ Maxine Gerson
                                                ------------------------------
                                                Name:  Maxine Gerson
                                                Title:  Assistant Secretary

                                       LEHMAN BROTHERS HOLDINGS INC.


                                       By:      /s/  Barrett S. DiPaolo
                                                ------------------------------
                                                Name:  Barrett S. DiPaolo
                                                Title:  Vice President


Dated: December 17, 2003


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

                                  EXHIBIT INDEX

(a)(1)(A)* Change in Control Notice to Holders of Neuberger Berman Inc. Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior), dated November 17, 2003.
(a)(1)(B)*  Form of Change in Control Purchase Notice.
(a)(1)(C)*  Form of Notice of Withdrawal.
(a)(1)(D)*  Form W-9.
(a)(5)(A)*  Press Release, dated November 17, 2003, of Neuberger Berman Inc.
(a)(1)(E)*  Amended Change in Control Notice, dated December 2, 2003.
(a)(1)(F)*  Amended Form of Change in Control Purchase Notice.
(a)(1)(G)*  Amended Form of Notice of Withdrawal.
(b)         Not applicable.
(d)(1) Indenture, dated as of May 4, 2001, between Old Neuberger and the Trustee, relating to the Securities, incorporated by reference to
            Exhibit 4.3 to Old Neuberger's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2001, as filed with the Securities and Exchange Commission on May 15, 2001.
(d)(2) First Supplemental Indenture to the Indenture, dated as of May 2, 2002, between Old Neuberger and the Trustee, incorporated by reference to Exhibit 4.5 to Old Neuberger's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2002, as filed with the Securities and Exchange Commission on May 15, 2002.
(d)(3) Second Supplemental Indenture to the Indenture, dated as of November 1, 2002, between Old Neuberger and the Trustee, incorporated by reference to the exhibits filed with Old Neuberger's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 1, 2002.
(d)(4)      Third Supplemental Indenture to Indenture, dated as of October
            31, 2003, between Old Neuberger, New Neuberger, Holdings and the Trustee, incorporated by reference to Exhibit 4.1 to Old Neuberger's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 31, 2003.
(g)         Not applicable.
(h)         Not applicable.

         *  Previously filed.


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